                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        SCHEDULE 13D

                         Under the Securities Exchange Act of 1934

                                   Anacott Capital Corp.
                                      (Name of Issuer)

                               Common Stock, $.0001 par value
                               (Title of Class of Securities)

                                            N/A
                           (CUSIP Number of Class of Securities)

                                   David Chen, President
                                   137-77 Northern Blvd.
                                  Flushing, New York 11354
                                       (718) 762-2100
                       (Name, Address and Telephone Number of Person
                     Authorized to Receive Notices and Communications)

                                     September 27, 2002
                               (Date of Event which Requires
                                  Filing of this Schedule)

If  the  filing  person  has  previously  filed  a  statement  on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing  this  schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.  N/A                                                       Page 2 of 4

                                  SCHEDULE 13D
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         1    NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           DAVID CHEN

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         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                    (b) [ ]
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         3    SEC USE ONLY

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         4    SOURCE OF FUNDS*
                   PF
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         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
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         6    CITIZENSHIP OR PLACE OF ORGANIZATION
                           n/a (State of Incorporation)
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                7    SOLE VOTING POWER
                           4,750,000
 NUMBER OF     ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
  OWNED BY                 0
    EACH       ----------------------------------------------------------------
 REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH                4,750,000
               ----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                           4,750,000
-------------------------------------------------------------------------------
         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*   [ ]
-------------------------------------------------------------------------------
         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           95%
-------------------------------------------------------------------------------
         14   TYPE OF REPORTING PERSON*
                           IN
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CUSIP No.  N/A                                                       Page 3 of 4

Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with  respect to the common stock, $0.0001 par value (the "Common Stock"), of Anacott Capital Corp.,  a  Delaware
corporation (the "Company").  The Company's principal executive office is located at  137-77
Northern Blvd., Flushing, New York 11354.

Item 2.  Identity and Background.

         (a) This statement is filed by DAVID CHEN (the "Reporting Person").

          Any disclosures herein with respect to persons other than the Reporting Person  is made on information and belief after making inquiry to the appropriate party.

         (b) The business address of DAVID CHEN is 137-77 Northern Blvd., Flushing, New York
11354.

         (c)  No  officer,  director  or shareholder of the Reporting Person has, during the last five years, been convicted in a criminal  proceeding  (excluding  traffic violations or similar misdemeanors).

          (e)  Neither the Reporting Person nor, to the best of its knowledge,  any  of  its directors, executive  officers, general partners or members has, during the last five years, been a party to a civil  proceeding  of  a  judicial  or  administrative  body  of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree  or final  order  enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         DAVID  CHEN  paid  thirty-five thousand dollars ($35,000) for the 4,750,000 shares, the funds used to pay for the shares were his own funds.

Item 4.  Purpose of Transaction.

         The shares of Common Stock owned by DAVID CHEN were acquired for, and is being held for, investment purposes. The  shares  of  Common  Stock  were  acquired  for the purpose of acquiring control of the Company and seeking one or more strategic mergers  or acquisitions.
In  connection  therewith,  David  Chen  may recommend and/or vote in favor of one  or  more proposals,  which  would  amend the Company's  Certificate  of  Incorporation  and  for  the
appointment of directors.

         The Reporting Person  may  in the future directly acquire shares of Common Stock in open market or private transactions,  block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some  of  the  securities reported herein from time to time,  in each case in open market or private transactions,  block  sales  or  purchases  or otherwise,  subject  to compliance with applicable law.  Other than as set forth herein, the
Reporting Person has no  plans  or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D.
The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on September 27, 2002, the Reporting Person was the beneficial owner, within the meaning  of  Rule  13d-3  under  the Exchange Act, of 4,750,000 shares of Common Stock.  As of September 27, 2002, these shares  represented  95% of the sum of the 5,000,000 total shares of Common Stock outstanding as reported in the Company's  Form
10-QSB for the quarterly period ended June 30, 2002.

         (b) The Reporting Person has the sole power to vote or dispose of, or to direct the vote  or  disposition  of  the Common Stock as set forth on the cover sheet of this Schedule
13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts,  arrangements,  understandings  or  relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement  and  between  such
Reporting  Persons  and  any person with respect to any securities of the Company, including but not limited to transfer  or  voting  of  any  of  the  securities,  finder's fees, joint ventures,  loan  or option arrangements, puts or calls, guarantees of profits,  division  of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Capital Stock  Purchase  Agreement  between  DAVID  CHEN, Anacott Capital Corp. and
Dotcom Internet Ventures Ltd. dated September 17, 2002. (Previously filed by Anacott Capital
Corp. Exhibit 1.1 to Form 8-K)

                                         SIGNATURES

          After  reasonable  inquiry  and  to  the  best  of my knowledge  and  belief,  the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2002                      /S/ DAVID CHEN
                                               ----------------------------
                                               DAVID CHEN